# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoldenTree Opportunistic Credit Fund, CIK 0002052250
CUSIP: 38139T100
Title of class of securities: Class I Shares of Beneficial Interest
Address of issuer's principal executive offices: 300 Park Avenue, 21st Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 07/16/2025
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (83.2% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (83.2% of the class)
  Comment: Limited Liability Company
- GoldenVest LLC (CIK 0002074865): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,010,000; sole dispositive power 0; shared dispositive power 1,010,000; aggregate amount beneficially owned 1,010,000 (16.8% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,010,000; sole dispositive power 0; shared dispositive power 6,010,000; aggregate amount beneficially owned 6,010,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares of Beneficial Interest
Name of issuer: GoldenTree Opportunistic Credit Fund
Address of issuer's principal executive offices: 300 Park Avenue, 21st Floor, New York, New York (NY), 10022
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the class I shares of beneficial interest (the "Shares"), of GoldenTree Opportunistic Credit Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Issuer"), whose principal executive office is located at 300 Park Avenue, 21st Floor, New York, NY 10022.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

GoldenTree Asset Management LP (the "Investment Manager")

GoldenTree Asset Management LLC (the "IMGP")

GoldenVest LLC ("GoldenVest")

Steven A. Tananbaum
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, NY 10022.
Present principal occupation or employment:
The principal occupation of Mr. Tananbaum is to serve as the managing member of GoldenVest and IMGP.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tananbaum is a citizen of the United States. The remaining Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 30, 2025, GoldenVest purchased 10,000 Shares at a price of $10 per Share using working capital. On July 16, 2025, GoldenVest purchased 1,000,000 Shares at a price of $10 per share using working capital. Also on July 16, 2025, a managed account (the "Managed Account") for which the Investment Manager serves as investment manager purchased 5,000,000 Shares at a price of $10 per share using its working capital (together, the "Initial Share Purchases").

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase

Item 3 above includes a description of the Initial Share Purchases and is incorporated by reference to this Item 4.

The Advisor

GoldenTree Asset Management Credit Advisor LLC (the "Adviser") serves as the Issuer's investment adviser. The Adviser is registered as an investment adviser with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. The Adviser is a wholly owned subsidiary of the Investment Manager.

The Adviser will be responsible for the day-to-day management of the Issuer operating under the direction of the Board of Trustees (the "Board"). Each Trustee holds an indefinite term until the Trustee's resignation, removal, or death.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative investment opportunities; and other future developments.

The Reporting Persons intend to acquire additional securities of the Issuer in the near term (the "Subsequent Investment"). Following the Subsequent Investment, the Reporting Persons may acquire additional securities of the Issuer, or retain or dispose of all or a portion of the securities then held. In addition, the Reporting Persons may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, without limitation, a merger, reorganization or liquidation; business combinations; a sale, transfer or purchase of a material amount of assets; the formation of joint ventures with the Issuer; changes in the present business, operations or strategy of the Issuer; changes to the Board or management of the Issuer; acting as a participant in debt or equity financings of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated herein.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein include (i) 1,010,000 Shares held of record by GoldenVest and (ii) 5,000,000 Shares held of record by the Managed Account for which the Investment Manager serves as investment manager. The Investment Manager has been delegated the sole power to vote and dispose of the Shares held of record by the Managed Account.

The ownership percentage set forth herein is based on 6,010,000 Shares outstanding as of the date of this filing.

Steven A. Tananbaum is the managing member of each of GoldenVest and IMGP. IMGP is the general partner of the Investment Manager. Accordingly, (i) Steven A. Tananbaum may be deemed to share beneficial ownership of the securities held of record by GoldenVest and (ii) IMGP and Mr. Tananbaum may be deemed to share beneficial ownership of the securities for which the Investment Manager serves as investment manager.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions in the Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Investment Manager serves as investment manager for the Managed Account pursuant to an investment management agreement. The Investment Manager also entered into an investment delegation letter (the "Delegation Letter") with the Managed Account, pursuant to which the Managed Account delegated the sole power to vote and dispose of the Shares held of record by the Managed Account to the Investment Manager. The Delegation Letter may be revoked by the Managed Account on 61 days of notice to the Investment Manager.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (07/18/2025)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (07/18/2025)
- GoldenVest LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (07/18/2025)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (07/18/2025)